PEARLMAN SCHNEIDER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone

James M. Schneider, Esq.

(561) 362-9595

Charles B. Pearlman, Esq.

Facsimile

Brian A. Pearlman, Esq.

(561) 362-9612

March 20, 2013

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Bright Mountain Holdings, Inc.

Registration Statement on Form 10

Filed March 13, 2013

File No. 000-54887

Ladies and Gentlemen:

On behalf of Bright Mountain Holdings, Inc. (the “Company”), we hereby submit our response to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated March 15, 2013.

In response to Comment 1, we have updated the financial statements pursuant to Rule 8-08 of Regulation S-X. We have also updated the sections in the registration statement entitled “Plan of Operations”, “Result of Operations” and “Liquidity and Capital Resources”.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman